UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-172772

Diamond Resorts Corporation

(Exact name of registrant as specified in its charter)

See Schedule A for additional registrants

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

Telephone: (702) 684-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% Senior Secured Notes due 2018*

Guarantees of 12% Senior Secured Notes due 2018**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than 300

*	Diamond Resorts Corporation is the issuer of the 12% Senior Secured Notes due 2018.
**	Each of the additional registrants is a registrant in respect of the Guarantees of the 12% Senior Secured Notes due 2018.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

EXPLANATORY NOTE

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the respective obligations of Diamond Resorts Corporation (the “Registrant”) and each of the additional registrants in respect of the Guarantees of the 12% Senior Secured Notes due 2018 (the “Senior Secured Notes”) listed on Schedule A hereto (the “Registrant Guarantors”) to file periodic and other reports under the Exchange Act were automatically suspended on January 1, 2012 as to the 2012 fiscal year because the Senior Secured Notes were held of record by less than 300 persons.

On July 24, 2013, Diamond Resorts International, Inc. (“DRII”) closed the initial public offering (the “IPO”) of an aggregate of 17,825,000 shares of its common stock. In the IPO, DRII sold 16,100,000 shares of common stock, and Cloobeck Diamond Parent, LLC, in its capacity as a selling stockholder, sold 1,725,000 shares of common stock. In connection with the IPO, DRII filed with the Securities and Exchange Commission (the “SEC”) (1) a Registration Statement on Form S-1 (File No. 333-189306), as amended, which was declared effective by the SEC on July 18, 2013 (the “Registration Statement”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and (2) a related prospectus pursuant to Rule 424(b) under the Securities Act on July 19, 2013 (the “Final Prospectus”).

Prior to the consummation of the IPO, DRII was a newly-formed Delaware corporation that had not conducted any activities other than those incident to its formation and the preparation of the Registration Statement and the Final Prospectus. DRII was formed for the purpose of changing the organizational structure of Diamond Resorts Parent, LLC (“DRP”) from a limited liability company to a corporation. Immediately prior to the consummation of the IPO, DRP was the parent of the Registrant, the parent guarantor under the Senior Secured Notes, and the sole stockholder of DRII. In connection with, and immediately prior to the completion of the IPO, each member of DRP contributed all of its equity interests in DRP to DRII in return for shares of common stock of DRII. Following this contribution, DRII redeemed the shares of common stock held by DRP and DRP was merged with and into DRII. As a result, DRII is now a holding company, and its principal asset is the direct and indirect ownership of equity interests in its subsidiaries, including the Registrant, which is the operating subsidiary that has historically conducted the business described in the Final Prospectus and is the issuer of the Senior Secured Notes. See “Organizational Structure—Reorganization Transactions” in the Final Prospectus for additional information concerning these reorganization transactions.

Prior to the consummation of the IPO, the Registrant, pursuant to contractual obligations under the indenture governing the Senior Secured Notes (the “Notes Indenture”), continued to file periodic and other reports under the Exchange Act. As a result of the consummation of the IPO, DRII is now required to file with the SEC periodic and other reports under the Exchange Act, and the Registrant will cease filing such Exchange Act reports with the SEC. The financial and other information historically included within the Exchange Act reports filed by the Registrant with the SEC will be disclosed in the Exchange Act reports filed by DRII with the SEC, and the filings by DRII will satisfy the applicable contractual obligations under the Notes Indenture.

SCHEDULE A — REGISTRANT GUARANTORS

Exact name of registrant as specified in its charter (or other organizational document)*
AKGI-St. Maarten N.V.

Chestnut Farms, LLC

Cumberland Gate, LLC

Diamond Resorts California Collection Development, LLC

Diamond Resorts Centralized Services Company

Diamond Resorts Citrus Share Holding, LLC

Diamond Resorts Coral Sands Development, LLC

Diamond Resorts Cypress Pointe I Development, LLC

Diamond Resorts Cypress Pointe II Development, LLC

Diamond Resorts Cypress Pointe III Development, LLC

Diamond Resorts Daytona Development, LLC

Diamond Resorts Developer & Sales Holding Company

Diamond Resorts Epic Mortgage Holdings, LLC

Diamond Resorts Fall Creek Development, LLC

Diamond Resorts Finance Holding Company

Diamond Resorts Financial Services, Inc.

Diamond Resorts Grand Beach I Development, LLC

Diamond Resorts Grand Beach II Development, LLC

Diamond Resorts Greensprings Development, LLC

Diamond Resorts Hawaii Collection Development, LLC

Diamond Resorts Hilton Head Development, LLC

Diamond Resorts International Club, Inc.

Diamond Resorts International Marketing, Inc.

Diamond Resorts Las Vegas Development, LLC

Diamond Resorts Management and Exchange Holding Company

Diamond Resorts Management, Inc.

Diamond Resorts Mortgage Holdings, LLC

Diamond Resorts Palm Springs Development, LLC

Diamond Resorts Poco Diablo Development, LLC

Diamond Resorts Poipu Development, LLC

Diamond Resorts Polo Development, LLC

Diamond Resorts Port Royal Development, LLC

Diamond Resorts Powhatan Development, LLC

Diamond Resorts Residual Assets Development, LLC

Diamond Resorts Residual Assets Finance, LLC

Diamond Resorts Residual Assets M&E, LLC

Diamond Resorts Ridge on Sedona Development, LLC

Diamond Resorts Ridge Pointe Development, LLC

Diamond Resorts San Luis Bay Development, LLC

Diamond Resorts Santa Fe Development, LLC

Diamond Resorts Scottsdale Development, LLC

Diamond Resorts Sedona Springs Development, LLC

Diamond Resorts Sedona Summit Development, LLC

Diamond Resorts St. Croix Development, LLC

Diamond Resorts Steamboat Development, LLC

Diamond Resorts Tahoe Beach & Ski Development, LLC

Diamond Resorts U.S. Collection Development, LLC

Diamond Resorts Villa Mirage Development, LLC

Diamond Resorts Villas of Sedona Development, LLC

Diamond Resorts West Maui Development, LLC

Foster Shores, LLC

George Acquisition Subsidiary, Inc.

Ginger Creek, LLC

Grand Escapes, LLC

International Timeshares Marketing, LLC

Lake Tahoe Resort Partners, LLC

Mazatlan Development, Inc.

MMG Development Corp.

Poipu Resort Partners, L.P.

Resorts Development International, Inc.

Resort Management International, Inc.

Walsham Lake, LLC

West Maui Resort Partners, L.P.

Diamond Resorts Parent, LLC

Diamond Resorts Holdings, LLC

*	The address, including zip code, and telephone number, including area code, of each Registrant Guarantor’s principal executive office is: 10600 West Charleston Boulevard, Las Vegas, Nevada 89135; Telephone: (702) 684-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2013

DIAMOND RESORTS CORPORATION

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Executive Officer

DIAMOND RESORTS PARENT, LLC

By:	Diamond Resorts International, Inc., as successor by merger to Diamond Resorts Parent, LLC

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Executive Officer

POIPU RESORT PARTNERS, L.P.

By:	Diamond Resorts Poipu Development, LLC, its general partner

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Executive Officer

WEST MAUI RESORT PARTNERS, L.P.

By:	Diamond Resorts West Maui Development, LLC, its general partner

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Executive Officer

Each other Registrant Guarantor listed on Schedule A hereto

By:	/s/ David F. Palmer
Name:	David F. Palmer
Title:	President and Chief Executive Officer